January 11, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Pradip Bhaumkik
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Avis Budget Group, Inc.
Form 10-K for Fiscal Year Ended 12/31/06
Filed March 1, 2007
File No. 001-10308

Dear Mr. Bhaumkik:

We transmit herewith for the Staff’s consideration our response to the comments raised in the Staff’s comment letter dated December 21, 2007.  For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment.

We are available at your convenience to discuss these matters with you.

1.
We note from the website of your subsidiary, Budget Rent A Car System, Inc. (“Budget”), that Budget rents out cars in several locations in Syria, a country identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include any information regarding operations in Syria.  Please describe to us the nature and extent of your past, current, and anticipated operation in, and other contacts with, Syria, whether through direct or indirect arrangements.  Your response should describe in reasonable detail the products and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by it.

RESPONSE:

In response to the Staff’s comment, we do not conduct car rental operations in Syria.  Budget-branded vehicle rentals in Syria are conducted by a sub-franchisee of an independent third party, Zodiac Europe Limited (“Zodiac”), a wholly owned subsidiary of Avis Europe PLC (“Avis Europe”).  Avis Europe and its subsidiary, Zodiac, are independent companies incorporated in England, to which we have granted an exclusive, long term  license to use the “Avis” and “Budget” names and marks, respectively, in specific territories.  We have no ownership interest in Avis Europe or Zodiac.

By way of background, in November 2002, we purchased substantially all of the operating assets of the Budget vehicle rental system from Budget Group, Inc. (“BGI”) and certain of its subsidiaries (the “Budget Transaction”), which had filed for bankruptcy reorganization in July 2002.  As part of the Budget Transaction, we purchased BGI’s corporate operations in the Americas, Caribbean, Australia and New Zealand, its franchise agreements with third parties in such territories, its rights to franchise and operate in Asia, and the worldwide rights to the “Budget” name, trademarks and service marks.  The Budget Transaction did not include BGI’s Europe, Middle East and Africa operations and agreements with existing franchisees in those territories, which were retained by BGI.  BGI continued to operate in those territories pursuant to an exclusive, fully assignable, royalty-free, long term license (the “License”) granted to BGI as a condition to BGI’s approval of the Budget Transaction.

In January 2003 Zodiac entered into an agreement with certain subsidiaries of BGI to purchase BGI’s vehicle rental operations in Europe, Africa and the Middle East and its franchise agreements with existing BGI franchisees in those territories (including BGI’s existing sub-franchisee in Syria), and to assume the License (the “BGI Europe Transaction”).  In connection with the BGI Europe Transaction, our subsidiary, Budget Rent A Car System, Inc. (“Budget”), entered into a services agreement with Zodiac, granting Zodiac the right to use Budget’s reservation system, including its website, for a fee.  The fees collected by Budget for reservation services relating to Zodiac’s operations in Syria are de minimus.

We have not entered into any agreement, nor do we maintain business relationships, with Zodiac’s sub-franchisee in Syria.  We do not provide any products or services to, or have any employees in, any entity in Syria.  Further, we have previously declined to enforce or renew our trademark registration in Syria due to advice of counsel regarding compliance with U.S. trade sanctions, and our internal compliance policies.  Accordingly, we have no agreements, commercial arrangements or other contacts with the government of Syria or entities controlled by it and have no plans to enter into any such agreements, arrangements or contracts in the future.

2.
Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning Syria, and the number of employees, if any, you have in that country.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. -designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Syria, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and other contacts.

RESPONSE:

As described in our response to the Staff’s comment #1, we do not conduct any operations or have any employees in Syria.  Budget-branded vehicle rentals in Syria are conducted by a sub-franchisee of Zodiac.  Zodiac uses Budget’s reservation software and website for a fee.  Our fees derived from the reservation services relating to Zodiac’s sub-franchised operations in Syria are less than $1,000 in the aggregate for the last three years.  We neither provide cash to the government of Syria or any persons or entities controlled by that government nor have any other connection or relationship with any such person, whether directly or acting as an intermediary.  We believe that our limited indirect contact with Syria, as described above and in our response to comment #1, is not material (including in relation to our overall operations) and therefore would not cause a material investment risk to our shareholders or reflect negatively upon our reputation or share value.

3.
We note on pages 4-5 and elsewhere in your Form 10-K that both Avis and Budget operate in the Caribbean and the Middle East.  Your filing does not include any specific information regarding operations in other countries located in the referenced regions that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  If applicable, please provide us the same type of information and materiality analysis pertaining to your operations and contacts in any such other countries as you provide us regarding Syria in response to the foregoing comments.

RESPONSE:

We conduct Avis and Budget vehicle rental operations through our subsidiaries in the Caribbean.  However, we do not conduct any operations in Cuba either directly or though a franchisee, and we have no employees in Cuba.  We do not conduct any Avis- or Budget-branded car rental operations in any other countries identified as state sponsors of terrorism by the U.S. State Department.

In addition, apart from Zodiac’s sub-franchisee in Syria, disclosed in our responses above, we have been informed by Zodiac that Zodiac does not conduct any Budget-branded car rental operations in any other countries identified as state sponsors of terrorism by the U.S. State Department.  We have also been informed by Avis Europe that Avis Europe does not conduct any Avis-branded car rental operations in any countries identified as state sponsors of terrorism by the U.S. State Department.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our General Counsel, Karen Sclafani, at (973) 496-3565 or the undersigned at (973) 496-5959 should you require further information or have any questions.

Very truly yours,

/s/ Ronald L. Nelson
Ronald L. Nelson
Chairman and Chief Executive Officer